UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0058
FORM 12b-25	Expires:	April 30, 2025
Estimated average burden
	Hours per form	2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-38125

CUSIP NUMBER
16842Q100

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Chicken Soup for the Soul Entertainment, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

132 E. Putnam Ave.

Address of Principal Executive Office (Street and Number)

Cos Cob, Connecticut 06807

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Chicken Soup for the Soul Entertainment, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 (“Form 10-K”) by the prescribed due date because preparation of the 10-K would have diverted the attention of the Company’s management from certain important strategic efforts it has been undertaking, and because turnover of key personnel in the accounting and reporting functions of the company have caused period closing and auditing delays. Such strategic undertakings have required a significant amount of management's time that was to have been utilized for the preparation of the Form 10-K, including without limitation consideration of the matters described in the PART IV (3), below. As a result, the Company requires additional time to complete analysis relating to its year-end financial reporting processes and compile and verify the data required to be included in the Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason Meier	(203)	861-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☐ Yes ☒ No

The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 was filed December 22, 2023.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to lower than expected Company performance, principally related to lower kiosk rentals at our Redbox retail business, and including a $381 million impairment charge related to intangibles and goodwill, the Company expects 2023 reported net revenue to be approximately $294 million and a net loss available to common stockholders to be greater than $600 million, materially greater than the net loss reported for 2022.

Chicken Soup for the Soul Entertainment, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Jason Meier
Jason Meier, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).